September 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Principia Biopharma Inc.

Registration Statement on Form S-1 (File No. 333-226922)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Principia Biopharma Inc. (the “Company”) with respect to the effective time of the above-referenced Registration Statement so that it will become effective Thursday, September 13, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such other time as the Company’s legal counsel, Cooley LLP, may request by telephone to the Staff.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from September 4, 2018 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated September 4, 2018:

To Whom Distributed	Number of Copies
Merrill Lynch, Pierce, Fenner & Smith	120
Incorporated
Leerink Partners LLC	851
Wells Fargo Securities, LLC	715
Robert W. Baird & Co. Incorporated	10
Latham & Watkins LLP	25
Cooley LLP	30
Principia Biopharma Inc.	100

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
LEERINK PARTNERS LLC
WELLS FARGO SECURITIES, LLC As representatives of the Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Greg Butz
Name: Greg Butz
Title: Managing Director

By:	Leerink Partners LLC

By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director, Senior Legal Counsel

By:	Wells Fargo Securities, LLC

By:	/s/ Geoff Goodman
Name: Geoff Goodman
Title: Managing Director